================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2006

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

On July 12, 2006, Acergy S.A. (the "Company") issued a press release, whereby it announced unaudited results for the second quarter and six months ended May 31, 2006. The press release and the corresponding presentation posted on the Company's website included certain non-GAAP financial measures. This Form 6-K provides certain additional disclosure as required by Regulation G to include reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP measure. This Form 6-K does not update or otherwise supplement the information contained in the press release, which speaks only as of its date.

The following sets forth the non-GAAP financial measures included in the press release and/or earnings presentation and the corresponding reconciliations to the most directly comparable U.S. GAAP measure:

1.   Reconciliation of net income to Adjusted EBTIDA(1)

                          ACERGY S.A. AND SUBSIDIARIES
      RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO ADJUSTED
                                   EBITDA
                       (in $ millions, except percentages)

                                                 THREE MONTHS ENDED            SIX MONTHS ENDED
                                             --------------------------    --------------------------
                                               MAY 31,        May 31,        MAY 31,        May 31,
                                                2006           2005           2006           2005
                                             -----------    -----------    -----------    -----------
                                              Unaudited      Unaudited      Unaudited      Unaudited
Net income from continuing operations               59.6           20.4           80.1           23.4

ADJUSTMENTS:
Depreciation and amortisation, including
 dry-docking amortisation                           17.4           15.1           34.9           32.1
Gains/(losses) on disposal of subsidiaries
 and long-lived tangible assets                        -           (3.0)           0.4           (7.9)
Interest income/(expense), net                      (2.5)          (0.1)          (5.0)           0.6
Income tax provision                                23.7            7.9           34.7           11.1
Foreign currency exchange gains/(losses)            (2.4)          12.5           (2.9)          13.5
Minority Interests                                  (0.4)           2.7           (1.3)           5.6
                                             -----------    -----------    -----------    -----------
Adjusted EBITDA                                     95.4           55.5          140.9           78.4
                                             -----------    -----------    -----------    -----------

----------
1 The Company calculates Adjusted EBITDA (adjusted earnings before interest, income taxes, depreciation and amortization) as net income plus interest, taxes, depreciation and amortization and adjusted to exclude foreign exchange gains or losses and minority interests. Management believes that Adjusted EBITDA is an important indicator of its operational strength and the performance of its business. The Company has included Adjusted EBITDA because it is a key financial measure used by management to (i) assess the Company's ability to service its debt and/or incur debt and meet the Company's capital expenditure requirements; and (ii) internally measure the Company's operating performance. Adjusted EBITDA has not been prepared in accordance with U.S. GAAP. Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA be presented differently in filings made with the SEC than as presented herein, or not be presented at all. Adjusted EBITDA is not a measure determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the Company's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the Company's liquidity. A reconciliation of net income to Adjusted EBITDA is included in this Form 6-K.

2. "We maintain our guidance in respect of moderate growth in adjusted EBITDA margin over the 14.8% delivered in 2005 for continuing business."

                          ACERGY S.A. AND SUBSIDIARIES
   RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA
                       (in $ millions, except percentages)

                                                              TWELVE
                                                              MONTHS
                                                              ENDED
                                                             NOVEMBER
                                                             30, 2005
                                                            ----------
                                                              Audited

Net income from continuing operations                            106.4

ADJUSTMENTS:
Depreciation and amortisation, including dry-docking
amortisation                                                      68.5
Gains/(losses) on disposal of subsidiaries and long-lived
 tangible assets                                                  (7.5)
Impairment of long-lived tangible assets                           7.1
Interest income/(expense), net                                     0.1
Income tax provision                                              12.9
Foreign currency exchange gains/(losses)                          22.2
Minority Interests                                                10.4
                                                            ----------
Adjusted EBITDA                                                  220.1
                                                            ----------

                          ACERGY S.A. AND SUBSIDIARIES
   RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA
                        INCLUDING DISCONTINUED OPERATIONS
                       (in $ millions, except percentages)

                                                               THREE
                                                               MONTHS        SIX MONTHS
                                                               ENDED          ENDED
                                                               MAY 31,        MAY 31,
                                                               2006           2006
                                                            -----------    -----------
                                                             Unaudited      Unaudited
Net income from continuing operations                              59.6           80.1

ADJUSTMENTS:
Depreciation and amortisation, including dry-docking
 amortisation                                                      17.4           34.9
Gains/(losses) on disposal of subsidiaries and long-lived
 tangible assets                                                      -            0.4
Interest income/(expense), net                                     (2.5)          (5.0)
Income tax provision                                               23.7           34.7
Foreign currency exchange gains/(losses)                           (2.4)          (2.9)
Minority Interests                                                 (0.4)          (1.3)
Net operating income from Discontinued Operations                  (3.6)           0.3
                                                            -----------    -----------
Adjusted EBITDA including Discontinued Operations                  91.8          141.2
                                                            -----------    -----------

This Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date:  August 15, 2006                            By: /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer